Filing pursuant to Rule 425 under the

Securities Act of 1933, as amended

Filer: Brookline Bancorp, Inc.

Subject Company: Bancorp Rhode Island, Inc.

Exchange Act File Number of

Subject Company: 001-16101

This filing relates to a press release dated July 20, 2011 issued by Brookline Bancorp, Inc.  The following is a copy of the press release.

Brookline Bancorp Announces 2011 Second Quarter Earnings and Dividend Declaration

July 20, 2011 — Brookline, Massachusetts — Brookline Bancorp, Inc. (the “Company”) (NASDAQ:BRKL) announced today its earnings for the 2011 second quarter and approval by the Board of Directors of a regular quarterly dividend of $0.085 per share payable on August 17, 2011 to stockholders of record on August 1, 2011.

The Company earned $7,001,000, or $0.119 per share on a basic and diluted basis, for the quarter ended June 30, 2011 compared to $7,083,000, or $0.121 per share on a basic and diluted basis, for the quarter ended June 30, 2010. Net income for the 2011 second quarter was reduced by $774,000 ($0.013 per share) as a result of non-tax deductible professional fees incurred relating to acquisition transactions.

The acquisition of First Ipswich Bancorp and its subsidiaries (“Ipswich”) was completed effective February 28, 2011. On April 19, 2011, the Company and Bancorp Rhode Island, Inc. (“Bancorp Rhode Island”) entered into a Merger Agreement pursuant to which Bancorp Rhode Island will merge with and into the Company (the “Merger”). Subject to approval of the Merger by Bancorp Rhode Island shareholders, regulatory approvals and other customary closing conditions, completion of the Merger is expected to occur at the end of the 2011 third quarter or in the 2011 fourth quarter.

Net income for the first half of 2011 was $14,267,000, or $0.243 per share on a basic and diluted basis, compared to $13,436,000, or $0.229 per share on a basic and diluted basis. Net income for the 2011 first half was reduced by $924,000 ($0.016 per share) as a result of non-tax deductible professional fees incurred relating to acquisition transactions.

Operating highlights included:

•                  Loan growth of $63.9 million, or 2.5%, in the 2011 second quarter (10.1% on an annualized basis). The growth by segment was as follows: commercial real estate - $33.0 million (11.6% annualized); commercial - $8.3 million (8.5% annualized); indirect auto (“auto”) - $14.9 million (10.3% annualized) and consumer - $7.7 million (7.4% annualized). Excluding Ipswich, loan growth in the 2011 first quarter was $68.4 million, an annualized growth rate of 12.1%; growth occurred in all of the segments.

•                  Deposit growth of $40.9 million, or 1.9%, in the 2011 second quarter (7.7% on an annualized basis). Transaction deposit accounts increased $56.2 million, or 4.4% (17.6% annualized), while higher cost certificates of deposit decreased $15.3 million, or 1.8% (7.3% annualized). Excluding Ipswich, deposit growth in the 2011 first quarter was $90.4 million, an annualized growth rate of 20.0%.

•                  Annualized return on average stockholders’ equity: second quarter — 5.61% in 2011 (6.23% excluding acquisition related expenses) compared to 5.76% in 2010; first half — 5.73% in 2011 (6.10% excluding acquisition related expenses) compared to 5.48% in 2010.

•                  Annualized return on average assets: second quarter — 0.91% in 2011 (1.01% excluding acquisition related expenses) compared to 1.06% in 2010; first half — 0.96% in 2011 (1.02% excluding acquisition related expenses) compared to 1.02% in 2010.

•                  Net interest margin — 3.70% in the 2011 second quarter compared to 3.74% in the 2011 first quarter; 3.72% in the first half of 2011 compared to 3.66% in the first half of 2010.

•                  Provision for credit losses - $839,000 in the 2011 second quarter compared to $661,000 in the 2010 second quarter and $1,898,000 in the 2011 first half compared to $1,928,000 in the 2010 first half. The provisions reflect lower levels of net charge-offs offset by higher provisions attributable to loan growth and changes in loan risk ratings.

•                  Net loan charge-offs were $371,000 (an annualized rate of 0.06% based on average loans outstanding) in the 2011 second quarter compared to $874,000 (0.16%) in the 2010 second quarter and $1,071,000 (0.09%) in the 2011 first half compared to $2,374,000 (0.22%) in the 2010 first half.

•                  Non-accrual loans - $7.9 million (0.31% of total loans) at June 30, 2011 compared to $9.5 million (0.38%) at March 31, 2011; non-performing assets - $11.8 million (0.38% of total assets) at June 30, 2011 compared to $10.8 million (0.35%) at March 31, 2011; restructured loans on accrual - $4.9 million at June 30, 2011 compared to $5.1 million at March 31, 2011.

•                  Allowance for loan losses - $30.8 million (1.19% of total loans) at June 30, 2011 compared to $30.0 million (1.19%) at March 31, 2011. A credit mark of $4.2 million, $4.1 million of which remains at June 30, 2011, was recognized as of February 28, 2011 in connection with the accounting for acquired Ipswich loans at fair value.

Net interest income increased $1.9 million, or 7.5%, in the 2011 second quarter compared to the 2011 first quarter due to a $234.9 million (8.5%) increase in the average total of interest-earning assets between the two periods. Of that growth, $159.6 million related to the Ipswich acquisition which was completed on February 28, 2011. Offsetting the revenue growth resulting from the increase in earning assets was the effect of the decline in net interest margin from 3.74% in the 2011 first quarter to 3.70% in the 2011 second quarter. The reduction was due in part to a decline in the ratio of the average total of stockholders’ equity to the average total of interest-earning assets from 18.1% to 16.7% in those respective periods. The decline in the average yield on earning assets from 4.85% in the 2011 first quarter to 4.75% in the 2011 second quarter was mostly offset by a decline in the average rate paid on interest-bearing liabilities from 1.40% to 1.31% in those respective periods.

The average total of deposits increased $214.1 million, or 11.2%, in the 2011 second quarter compared to the 2011 first quarter. Of that growth, $140.8 million related to the Ipswich acquisition. The average balance of non-interest bearing deposits increased $40.6 million, $35.5 million of which related to the Ipswich acquisition. The average rate paid on total deposits declined from 1.04% in the 2011 first quarter to 0.97% in the 2011 second quarter.

The ratio of the average balance of total loans to the average balance of total deposits was 120.3% in the 2011 second quarter compared to 122.7% in the 2011 first quarter and 129.2% in the 2010 second quarter.

Federal Home Loan Bank (“FHLB”) advances increased $29.0 million in the 2011 second quarter to $421.4 million at June 30, 2011. The increased borrowings were used primarily to pay off $13.0 million of Ipswich trust preferred debentures and to fund the acquisition of an office building in Boston, Massachusetts.

The lower levels of net loan charge-offs mentioned above resulted primarily from a reduction in auto loan net charge-offs to $294,000 (an annualized rate of 0.20% based on average loans outstanding excluding deferred loan origination costs) in the 2011 second quarter from $690,000 (0.51%) in the 2010 second quarter and to $744,000 (0.27%) in the first half of 2011 from $1,601,000 (0.59%) in the first half of 2010.

Fees, charges and other income amounted to $1.7 million in the 2011 second quarter compared to $1.1 million in the 2010 second quarter and $3.0 million in the first half of 2011 compared to $2.0 million in the first half of 2010. Substantially all of the increases resulted from inclusion of fees, charges and other income earned by Ipswich of $662,000 in the 2011 second quarter and $874,000 in the first half of 2011.

In the 2010 second quarter, $24 million of borrowings from the FHLB were prepaid with a resulting after-tax penalty of $534,000 and, in the same quarter, $24 million was re-borrowed from the FHLB at a lower rate of interest and for an extended period of time. Investment securities (primarily marketable equity securities) were sold in the 2010 second quarter at an after-tax gain of $535,000.

Total non-interest expenses were $15.9 million in the 2011 second quarter compared to $12.0 million in the 2010 second quarter. The increase was due primarily to non-interest expenses of Ipswich ($2.7 million), higher compensation and benefits expense resulting from added personnel, salary increases, higher bonuses and medical benefits expense, and higher professional service fees. Total non-interest expenses were $29.3 million in the first half of 2011 compared to $23.7 million in the first half of 2010. The increase was due primarily to non-interest expenses of Ipswich ($3.5 million), higher compensation and benefits expense, and higher expenses for occupancy, data processing, marketing and professional services.

The effective income tax rate was 40.9% in the first half of 2011 compared to 40.4% in the first half of 2010. The increase resulted primarily from the non-deductibility of expenses related to the acquisitions mentioned above.

The above text contains statements about future events that constitute forward-looking statements. Projections about future events are subject to risks and uncertainties that could cause actual results to differ materially. Factors that could cause such differences include, but are not limited to, general economic conditions, changes in interest rates, regulatory consideration, competition, failure to complete the proposed acquisition of Bancorp Rhode Island in a timely manner or at all, business disruptions due to the pendency of the transaction, and difficulties related to the integration of the businesses following the Merger. For additional factors that may affect future results, please see the filings made by the Company with the Securities and Exchange Commission (the “SEC”), including the Company’s Annual Report on Form 10-K, as amended, for the year ended December 31, 2010. The Company undertakes no obligation to publicly update any of these forward-looking statements to reflect events or circumstances that may arise after the date of this press release.

Additional Information and Where to Find It

In connection with the Merger, the Company has filed and will be filing relevant documents with the SEC, including a registration statement on Form S-4 that includes a proxy statement of Bancorp Rhode Island. Investors are urged to read the proxy statement/prospectus and the other relevant materials, including any amendments or supplements to those documents, because they contain or will contain important information. The proxy statement/prospectus and other relevant materials filed by the Company or Bancorp Rhode Island with the SEC, may be obtained free of charge at the SEC’s website at www.sec.gov. In addition, investors may obtain free copies of the documents filed by the Company with the SEC by directing a written request to Paul R. Bechet, Chief Financial Officer, Brookline Bancorp, Inc., 160 Washington Street, Brookline, Massachusetts 02445. Investors may obtain free copies of the documents filed by Bancorp Rhode Island with the SEC by directing a written request to Linda H. Simmons, Chief Financial Officer, One Turks Head Place, Providence, Rhode Island 02903.

Participant Information

The Company, Bancorp Rhode Island and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the security holders of Bancorp Rhode Island in connection with the Merger. Information about the executive officers and directors of the Company is set forth in its proxy statement filed with the SEC on March 17, 2011, and for Bancorp Rhode Island, in its proxy statement filed with the SEC on April 15, 2011 and its Annual Report on Form 10-K for the year ended December 31, 2010. Investors may obtain additional information regarding the participants in the Merger by reading the proxy statement/prospectus.

This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities.

BROOKLINE BANCORP, INC.  AND SUBSIDIARIES

Consolidated Balance Sheets

(In thousands except share data)

	June 30,	March 31,	December 31,
	2011	2011	2010
ASSETS
Cash and due from banks	$23,412	$23,241	$18,451
Short-term investments	93,861	73,165	47,457
Securities available for sale	274,448	318,597	304,540
Restricted equity securities	39,794	39,612	36,335
Loans	2,588,923	2,524,989	2,253,538
Allowance for loan losses	(30,847)	(30,048)	(29,695)
Net loans	2,558,076	2,494,941	2,223,843
Accrued interest receivable	9,325	9,463	8,596
Bank premises and equipment, net	34,727	20,063	11,126
Deferred tax asset	12,541	13,552	10,206
Prepaid income taxes	728	—	78
Goodwill	45,966	46,854	43,241
Identified intangible assets, net of accumulated amortization of $11,831, $11,376 and $11,081, respectively	6,034	5,569	1,871
Other assets	15,670	12,715	14,798
Total assets	$3,114,582	$3,057,772	$2,720,542

LIABILITIES AND EQUITY
Deposits	$2,159,133	$2,118,259	$1,810,899
Federal Home Loan Bank advances	421,355	392,333	375,569
Trust preferred debentures	—	13,000	—
Other borrowings	4,789	2,861	13,000
Mortgagors’ escrow accounts	6,847	6,393	5,843
Income taxes payable	—	2,621	—
Accrued expenses and other liabilities	18,742	21,935	17,283
Total liabilities	2,610,866	2,557,402	2,222,594
Equity:
Brookline Bancorp, Inc. stockholders’ equity:
Preferred stock, $0.01 par value; 50,000,000 shares authorized; none issued	—	—	—
Common stock, $0.01 par value; 200,000,000 shares authorized; 64,447,889 shares, 64,445,389 shares and 64,445,389 shares issued, respectively	644	644	644
Additional paid-in capital	524,841	524,671	524,515
Retained earnings, partially restricted	36,633	34,618	32,357
Accumulated other comprehensive income	3,254	2,007	2,348
Treasury stock, at cost - 5,373,733 shares	(62,107)	(62,107)	(62,107)
Unallocated common stock held by ESOP — 401,316 shares, 412,869 shares and 424,422 shares, respectively	(2,188)	(2,251)	(2,314)
Total Brookline Bancorp, Inc. stockholders’ equity	501,077	497,582	495,443
Noncontrolling interest in subsidiary	2,639	2,788	2,505
Total equity	503,716	500,370	497,948

Total liabilities and equity	$3,114,582	$3,057,772	$2,720,542

BROOKLINE BANCORP, INC. AND SUBSIDIARIES

Consolidated Statements of Income

(In thousands except share data)

	Three months ended		Six months ended
	June 30,		June 30,
	2011	2010	2011	2010

Interest income:
Loans	$33,617	$30,774	$65,008	$61,642
Debt securities	1,754	1,960	3,511	3,883
Short-term investments	26	29	50	44
Equity securities	55	12	92	36
Total interest income	35,452	32,775	68,661	65,605

Interest expense:
Deposits	5,138	5,348	10,033	11,259
Borrowed funds	2,685	3,699	5,293	7,473
Total interest expense	7,823	9,047	15,326	18,732

Net interest income	27,629	23,728	53,335	46,873
Provision for credit losses	839	661	1,898	1,928
Net interest income after provision for credit losses	26,790	23,067	51,437	44,945

Non-interest income:
Fees, charges and other income	1,687	1,132	2,966	1,958
Penalty from prepayment of borrowed funds	—	(913)	—	(913)
Gain on sales of securities	—	834	80	834
Loss on impairment of securities	—	—	—	(49)
Total non-interest income	1,687	1,053	3,046	1,830

Non-interest expense:
Compensation and employee benefits	7,795	5,482	14,606	11,114
Occupancy	1,499	1,144	2,873	2,245
Equipment and data processing	2,290	1,886	4,365	3,711
Professional services	1,458	995	2,247	1,931
FDIC insurance	324	411	757	828
Advertising and marketing	407	412	729	541
Amortization of identified intangible assets	455	306	750	612
Other	1,649	1,362	2,999	2,716
Total non-interest expense	15,877	11,998	29,326	23,698

Income before income taxes	12,600	12,122	25,157	23,077
Provision for income taxes	5,273	4,876	10,281	9,315
Net income	7,327	7,246	14,876	13,762
Less net income attributable to noncontrolling interest in subsidiary	326	163	609	326
Net income attributable to Brookline Bancorp, Inc.	$7,001	$7,083	$14,267	$13,436

Earnings per common share attributable to Brookline Bancorp, Inc.:
Basic	$0.12	$0.12	$0.24	$0.23
Diluted	0.12	0.12	0.24	0.23

Weighted average common shares outstanding during the period:
Basic	58,629,265	58,574,230	58,620,467	58,564,652
Diluted	58,630,908	58,579,529	58,624,699	58,569,733

BROOKLINE BANCORP, INC. AND SUBSIDIARIES

Average Yields / Costs

	Three months ended
	June 30, 2011			March 31, 2011
	Average balance	Interest (1)	Average yield/ cost	Average balance	Interest (1)	Average yield/ cost
	(Dollars in thousands)
Assets
Interest-earning assets:
Short-term investments	$69,757	$26	0.15%	$55,183	$24	0.18%
Debt securities (2)	313,687	1,760	2.24	306,773	1,763	2.30
Equity securities (2)	40,015	65	0.65	37,907	41	0.43
Commercial real estate loans (3)	1,159,065	15,194	5.24	1,056,836	13,831	5.23
Commercial loans (3)	395,732	6,562	6.64	360,890	6,169	6.86
Indirect automobile loans (3)	587,351	7,212	4.93	560,097	7,209	5.22
Consumer loans (3)	422,199	4,649	4.41	375,265	4,182	4.47
Total interest-earning assets	2,987,806	35,468	4.75%	2,752,951	33,219	4.85%
Allowance for loan losses	(30,074)			(29,779)
Non-interest earning assets	135,763			118,056
Total assets	$3,093,495			$2,841,228

Liabilities and Equity
Interest-bearing liabilities:
Deposits:
NOW accounts	$137,732	60	0.17%	$122,998	47	0.15%
Savings accounts	165,214	266	0.65	133,340	218	0.66
Money market savings accounts	822,691	1,972	0.96	721,808	1,724	0.97
Certificates of deposit	830,260	2,840	1.37	804,196	2,906	1.47
Total interest-bearing deposits (4)	1955,897	5,138	1.05	1,782,342	4,895	1.11
Federal Home Loan Bank advances	421,909	2,623	2.46	389,302	2,568	2.64
Other borrowings	10,242	62	2.39	8,667	40	1.85
Total interest bearing liabilities	2,388,048	7,823	1.31%	2,180,311	7,503	1.40%
Non-interest-bearing demand checking accounts (4)	175,994			135,410
Other liabilities	27,371			25,753
Total liabilities	2,591,413			2,341,474
Brookline Bancorp, Inc. stockholders’ equity	499,533			497,112
Noncontrolling interest in subsidiary	2,549			2,642
Total liabilities and equity	$3,093,495			$2,841,228
Net interest income (tax equivalent basis)/interest rate spread (5)		27,645	3.44%		25,716	3.45%
Less adjustment of tax exempt income		16			10
Net interest income		$27,629			$25,706
Net interest margin (6)			3.70%			3.74%

(1)                    Tax exempt income on equity securities and debt securities is included on a tax equivalent basis.

(2)                    Average balances include unrealized gains (losses) on securities available for sale. Equity securities include marketable equity securities (preferred and common stocks) and restricted equity securities.

(3)                    Loans on non-accrual status are included in average balances.

(4)                    Including non-interest bearing checking accounts, the average interest rate on total deposits was 0.97% in the three months ended June 30, 2011 and 1.04% in the three months ended March 31, 2011.

(5)                    Interest rate spread represents the difference between the yield on interest-earning assets and the cost of interest-bearing liabilities.

(6)                    Net interest margin represents net interest income (tax equivalent basis) divided by average interest-earning assets.

BROOKLINE BANCORP, INC. AND SUBSIDIARIES

Average Yields / Costs

	Six months ended
	June 30, 2011			June 30, 2010
	Average balance	Interest (1)	Average yield/ cost	Average balance	Interest (1)	Average yield/ cost
	(Dollars in thousands)
Assets
Interest-earning assets:
Short-term investments	$62,510	$50	0.16%	$62,400	$44	0.14%
Debt securities (2)	310,249	3,524	2.27	292,202	3,894	2.67
Equity securities (2)	38,967	105	0.54	38,021	49	0.26
Commercial real estate loans (3)	1,108,233	29,025	5.24	926,124	24,992	5.40
Commercial loans (3)	378,407	12,731	6.74	305,009	10,495	6.89
Indirect automobile loans (3)	573,799	14,421	5.07	554,002	16,668	6.07
Consumer loans (3)	398,905	8,831	4.43	384,517	9,487	4.94
Total interest-earning assets	2,871,070	68,687	4.80%	2,562,275	65,629	5.14%
Allowance for loan losses	(29,927)			(30,883)
Non-interest earning assets	126,932			110,250
Total assets	$2,968,075			$2,641,642

Liabilities and Equity
Interest-bearing liabilities:
Deposits:
NOW accounts	$130,405	107	0.17%	$103,565	73	0.14%
Savings accounts	149,365	484	0.65	99,914	402	0.81
Money market savings accounts	772,529	3,696	0.96	570,906	3,236	1.14
Certificates of deposit	817,300	5,746	1.42	797,376	7,548	1.91
Total deposits (4)	1,869,599	10,033	1.08	1,571,761	11,259	1.44
Federal Home Loan Bank advances	405,695	5,192	2.55	462,351	7,473	3.21
Other borrowings	9,460	101	2.15	—	—	—
Total interest bearing liabilities	2,284,754	15,326	1.35%	2,034,112	18,732	1.86%
Non-interest-bearing demand checking accounts (4)	155,814			90,967
Other liabilities	26,631			23,750
Total liabilities	2,467,199			2,148,829
Brookline Bancorp, Inc. stockholders’ equity	498,281			490,701
Noncontrolling interest in subsidiary	2,595			2,112
Total liabilities and equity	$2,968,075			$2,641,642
Net interest income (tax equivalent basis)/interest rate spread (5)		53,361	3.45%		46,897	3.28%
Less adjustment of tax exempt income		26			24
Net interest income		$53,335			$46,873
Net interest margin (6)			3.72%			3.66%

(1)                    Tax exempt income on equity securities and debt securities is included on a tax equivalent basis.

(2)                    Average balances include unrealized gains (losses) on securities available for sale. Equity securities include marketable equity securities (preferred and common stocks) and restricted equity securities.

(3)                    Loans on non-accrual status are included in average balances.

(4)                    Including non-interest bearing checking accounts, the average interest rate on total deposits was 1.00% in the six months ended June 30, 2011 and 1.37% in the six months ended June 30, 2010.

(5)                    Interest rate spread represents the difference between the yield on interest-earning assets and the cost of interest-bearing liabilities.

(6)                    Net interest margin represents net interest income (tax equivalent basis) divided by average interest-earning assets.

BROOKLINE BANCORP, INC. AND SUBSIDIARIES

Selected Financial Ratios and Other Data

	Three months ended		Six months ended
	June 30,		June 30,
	2011	2010	2011	2010

Performance Ratios (annualized):
Return on average assets	0.91%	1.06%	0.96%	1.02%
Return on average stockholders’ equity	5.61%	5.76%	5.73%	5.48%
Interest rate spread	3.44%	3.31%	3.45%	3.28%
Net interest margin	3.70%	3.67%	3.72%	3.66%

Dividends paid per share during period	$0.085	$0.085	$0.17	$0.17

	At June 30, 2011	At March 31, 2011	At December 31, 2010
	(dollars in thousands except per share data)
Capital Ratio:
Stockholders’ equity to total assets	16.09%	16.27%	18.21%
Tangible stockholders’ equity to total assets	14.66%	14.81%	16.83%

Asset Quality:
Non-accrual loans	$7,905	$9,523	$7,463
Non-performing assets	11,774	10,787	8,166
Restructured loans on accrual	4,905	5,143	4,537
Allowance for loan losses	30,847	30,048	29,695
Credit mark related to Ipswich acquisition	$4,128	$4,240	$—
Allowance for loan losses as a percent of total loans	1.19%	1.19%	1.32%
Non-accrual loans as a percent of total loans	0.31%	0.38%	0.33%
Non-performing assets as a percent of total assets	0.38%	0.35%	0.30%

Per Share Data:
Book value per share	$8.48	$8.42	$8.39
Tangible book value per share	7.60	7.54	7.62
Market value per share	9.27	10.53	10.85